Aspire, Inc.

4695 MacArthur Court, 11th Floor
Newport Beach, CA 92602
U.S.A.

Executive Offices
CONFIDENTIAL

May 15, 2007

Mr. Daisuke David Nakajima
9008 Gleneagle Drive
Blaine, WA 98230
U.S.A.
(360) 393-4356

6-2-5 Kita Shinagawa Unit 302 Tokyo, Japan 141-0001
+81-3-3445-1507

Dear David:

I am pleased to confirm the following offer for you to join Aspire, Inc. or its successors (the "Company"), as President and Chief Marketing Officer. Your employment with the Company will also include a position as President and Representative Director of the Company's [wholly-owned subsidiary] Aspire Japan, K.K. I am confident of your ability to contribute significantly to the success of the Company. The following is a summary of the material terms of your employment:

JOB TITLES:	President and Chief Marketing Officer, Aspire, Inc. President and Representative Director, Aspire Japan, K.K.

REPORTING:	Ken Osako
Chief Executive Officer and Founder, Aspire, Inc.

EFFECTIVE DATE:	June 1, 2007, unless the parties mutually agree in writing to a later start date.

LOCATIONS:	West Coast, U.S.A. and Tokyo, Japan

TERM:
Your employment will begin on the Effective Date and continue for a period of two years (the "Initial Employment Term"). After the Initial Employment Term, your employment will automatically continue for successive 12 months terms, unless either party indicates their desire not to renew within 12 months prior to the end of the then current term (each a 'Renewal Term," and together with the Initial Employment Term, the "Employment Term").

BASE COMPENSATION:	Your Base Compensation will be $13,461.64 bi-weekly (26 weeks per annum), equivalent to $350,000.00 on an annualized basis. Initially your Base Compensation will be paid in accordance with our domestic (state to be determined) payroll cycle. Within 30 days after the Effective Date, a payroll processing service will be selected (e.g. ADP Small Business Services) that fits the needs of both you and the Company.

Following the first 12 months of your employment with the Company (June 1, 2008), the Base Compensation will increase to $15,384.62, equivalent to $400,000.00 on an annualized basis.

After the Initial Employment Term, your Base Compensation will be increased at an amount agreed upon by you and the Company.

INCENTIVE PLAN:	You will be eligible for an incentive plan that is based on Company sales and earnings before interest and taxes (EBIT).

The target incentive for your position is 33% of the then-current Base Compensation ($115,500.00 for year one increasing to $132,000.00 for year two). The threshold level of payment is 25% of target for threshold performance. Details of the Incentive Plan will be provided by Company prior to the Effective Date.

For fiscal 2007, you will receive a guaranteed incentive payment of 33% of your target incentive ($38,115.00). This guaranteed incentive payment will be paid to you on or before the Effective Date and will be direct deposited into an account specified by you. If the total of actual monthly sales awards and actual annual EBIT award is greater than $38,115.00 (gross), the Company will make up the difference with a special payment that will be made on or about December 31, 2007.

As an additional incentive, you may receive an additional award for exemplary performance and outstanding contributions to the Company's success. Any such award will be made at the discretion of the Chief Executive Officer.

RESTRICTED STOCK AND STOCK OPTIONS:
Within 30 days following the date this letter, the parties will enter into a restricted stock grant agreement whereby you will receive common stock in the Company. The number of shares issued to you will be commensurate with the percentage of ownership that would be granted to an executive in a comparable position at a comparable company, provided that such amount shall not be less than 5% of the issued stock in the Company. The restricted stock grant agreement will provide that the shares will vest over two years with 50% of shares vesting on the first anniversary after the Effective Date and the remaining 50% vesting pro rata monthly during the remaining year.

BENEFITS:
The Company will provide and pay for all costs associated with full medical and dental benefits for you and your eligible dependents during the Employment Term. To the extent possible, you will be enrolled in a U.S.-based policy/plan that is reasonably acceptable to you and the Company. In the event you are not eligible for enrollment in a U.S.-based plan, the Company will enroll you in an international health care plan or supplemental plan with coverage comparable to the U.S.-based plan. In the event that you are terminated without cause, the Company will continue to pay for the aforementioned policy/plan for an additional 12 months from the date of termination.

In addition to medical and dental coverage, the Company will obtain a term life insurance policy for you with a death benefit of $2,500,000.00, with proceeds payable to your designated beneficiary. The Company will also obtain disability insurance providing $25,000 in monthly benefits commencing six months after a disability which prevents you from performing the ordinary and necessary functions and duties of your employment. At your option, the Company will pay the cash equivalent of the premium for such life insurance and disability insurance policies to you to be used to pay such premiums.

Within 30 days following the date this letter, the parties will enter into a restricted stock grant agreement whereby you will receive common stock in the Company. The number of shares issued to you will be commensurate with the percentage of ownership that would be granted to an executive in a comparable position at a comparable company, provided that such amount shall not be less than 5% of the issued stock in the Company. The restricted stock grant agreement will provide that the shares will vest over two years with 50% of shares vesting on the first anniversary after the Effective Date and the remaining 50% vesting pro rata monthly during the remaining year.

The Company will provide an annualized automobile allowance of $18,000.00 (net of taxes). The aforementioned amount is to cover the general cost of the automobile, lease inception or down payment and other "miscellaneous" costs, such as insurance and maintenance. The Company will consult with you to determine the distribution of the $18,000.00, whether it will be a one time payment (on or around June 1, 2007) or distributed on a bi-weekly basis (26 payments of $692.31 (net of taxes)), as well as whether the automobile should be leased or purchased. The Company will also provide you with a gas card to be used exclusively for company-related transportation.

In the event that you spend more than 180 days in the U.S. during a fiscal year, the Company will provide you with two round-trip business class tickets to any location you determine within Asia-Pacific. This benefit is to allow you to visit your dependents - home leaves - that are based in Asia-Pacific. The total cost to the Company for such tickets will not exceed $12,000.00 each year during the Employment Term.

The Company will also provide up to 6 round-trip business class tickets to the West Coast of the U.S. for your dependents. The total cost to the Company for such tickets will not exceed $36,000.00. each year during the Employment Term.

You will be granted 25 personal days annually. These days are intended to cover your personal, vacation and travel days during home leaves. Any personal days that are not exercised within a given year of employment will be rolled over to the following year.

REIMBURSEMENT OF EXPENSES:
The Company shall promptly reimburse you for all reasonable out-of-pocket business expenses incurred in connection with your employment. You will receive a one-time payment of $7,500.00 (gross) to off set out-of-pocket and miscellaneous expenses associated with your transition to a new employer (i.e. incremental medical premiums). This allowance is payable as soon as administratively possible following the Effective Date, but no later than August 1, 2007.

The Company will pay for or reimburse you for the moving expense associated with transporting personal and household items from your residence in the U.S. to a location in Japan.

HOUSING ALLOWANCE:	You will be entitled to receive a monthly housing allowance of $10,000.00 ($120,000.00 annualized), net of taxes and withholdings. The allowance will be exclusive of utilities and parking and will be paid in accordance with the Company's normal payroll practices. In addition, the Company will reimburse all fees (i.e. broker fees), expenses and deposits associated with your housing.

COST OF LIVING ADJUSTMENT:
At the end of each 12 month period during the Employment Term, the Company will increase (but not decrease) the Base Compensation to account for the increased cost of living in Tokyo, Japan as compared to Blaine, WA. The amount of such increase shall be determined by an international accounting firm [Runzheimerl in consultation with you and shall include a lump-sum payment to account for the prior 12-month period.

TAX EQUALIZATION:
If you spend more than 180 days in Japan (host country) - or the determined minimum amount of days within a year considered by the Japanese tax authorities for resident status - the Company will provide you with full tax equalization benefits. The amount of the tax equalization benefits shall be determined by Okamoto and Company (http://www.okamoto-co.co.jp/toppage.html) and/or by James L. Shook, CPA (http://www.jameslshookcpa.com/). Tax equalization benefits are defined as making you "whole" relative to the taxes you would have paid were all of your income classified as U.S. income. Any additional taxes required to be paid beyond that amount will be paid for by the Company and such payments will be "grossed up" at the appropriate marginal rate and not at the nonresident rate.

■ The Company will pay for all relevant other taxes that you would not have incurred as a U.S. resident working in (state to be determined) and paying appropriate taxes.

■ The Company will pay a pro-rata portion of the current year's Local Inhabitant's Tax (LIT) in the event you leave the Company for any reason, including a management change, general dismissal, Company ceases operations, Company exiting the market, and so on.

■ The Company will pay the cost for preparation of your personal tax returns, to include such items as home country (U.S.A. Federal and State) and host country (Japan) returns by Okamoto & Company and/or by James L. Shook, CPA, the tax consultants designated jointly by you and the Company.

REPATRIATION:
In the event that you are spending the majority of the year in the host country (180 plus days in Japan) and you are terminated without cause (i.e. management change, general dismissal, Company ceases operations, Company exiting the market, and so on) the Company will provide an additional lump sum payment to you in the amount of $50,000.00, which amount shall be in addition to any other amounts due hereunder. The lump sum Repatriation amount will be paid immediately upon separation with the Company. This payment is intended to cover the costs of two (2) one-way business class tickets, plus shipping costs associated with returning household goods to the home country (U.S.).

DOCUMENT PREPARATION:
The Company will assist in preparation of passports, visas and work permit applications. The Company will reimburse you for any cost you incur in connection with obtaining passports, visas, work permits and other required documents.

EMPLOYMENT AGREEMENT:
Within 30 days following execution of this letter agreement, the Company will prepare an Employment Agreement memorializing the terms of employment contained in this letter agreement, along with other customary terms and conditions.

SEVERANCE:
In the event you are terminated without cause by the Company during the Employment Term, the Company will (i) pay you, in a lump sum in cash within 30 days after the date of termination, if not theretofore paid, your Base Compensation through the end of the Employment Term, (ii) pay any portion of your incentive compensation payable under the terms of the plan for the remainder of the Employment Term, (iii) pay or reimburse, promptly upon submission of supporting documentation, any costs and expenses paid or incurred by you through the date of termination. In addition, upon termination by the Company without cause all stock options granted to you shall immediately vest.

EMPLOYMENT ELIGIBILITY AND VERIFICATION:
Under the Immigration and Control and Reform Act of 1986, federal law requires employers to verify employment eligibility. You will be asked to complete the Immigration and Naturalization Department's Form 1-9, Employment Eligibility Verification, and provide for inspection one of the following documents:

■ Passport ■ Certificate of U.S. Citizenship ■ Certificate of Naturalization ■ Alien Registration Card with Photograph or ■ Unexpired Foreign Passport with Attached Work Authorization

In the event that the Company abandons its plan to proceed with its proposed business prior to the Effective Date, the Company will pay you compensation of $13,461.54 bi-weekly for six (6) months, equivalent to $175,000.00 on an annualized basis, in exchange for your contribution to the Company.

It is understood that, upon your acceptance, this letter sets forth a binding commitment, enforceable by the parties in accordance with its terms. All terms outlined in this letter agreement shall remain in effect for the time period specified, or until termination of your employment with the Company, whichever should occur first. All amounts referred to in this letter agreement shall be in U.S. dollars.

This letter agreement sets forth the entire agreement between you and the Company and supersedes all prior agreements and understandings between you and the Company. No provision of this letter agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by you and the Company. The terms of this letter agreement shall be interpreted, enforced and governed by the laws of the State of Oregon, without regard to its choice of law or conflict of law principles. Any dispute arising in connection with this letter agreement shall be brought exclusively in the state or federal courts situated in Multnomah County, Oregon. The invalidity or unenforceability of any provision or provisions of this letter agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect, and this letter agreement shall be interpreted as if the unenforceable provision had not been included in it. This letter agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. The headings of this letter agreement are for convenience only and shall not effect the interpretation of this letter agreement. The parties further certify that they fully understand the terms of this letter agreement and have entered into it knowingly and voluntarily.

David, I am confident in your ability to make positive contributions in this new position and venture. Please accept my best wishes for every success. If you have any questions regarding this offer, please do not hesitate to contact me.

            Sincerely,
            /s/  Ken Osako
            Ken Osako
            Chief Executive Officer and Founder
            Aspire, Inc.

ACKNOWLEDGEMENT AND ACCEPTANCE

This will acknowledge that I, Daisuke DavidNakajima, have read, understood and accept the terms and conditions of the employment offer on the seeding pages.

                                                /s/  Daisuke David Nakajima
                                                Daisuke David Nakajima

                                                       May 22, 2007
                                                     Date of Signature